UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Jianpu Technology Inc.

(Name of Issuer)

Class A ordinary shares, US$0.0001 par value per share

(Title of Class of Securities)

G51390 105

(CUSIP Number)

James Qun Mi

Lightspeed China Partners I GP, LLC

Lightspeed China Partners I, L.P.

Lightspeed China Partners I-A, L.P.

Suite 2105, Platinum Building

233 Tai Cang Road

Huangpu District

Shanghai 200020

People’s Republic of China

Telephone: +86-21-5386-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of James Qun Mi, Lightspeed China Partners I GP, LLC, Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. (together with Lightspeed China Partners I GL, LLC, Lightspeed China Partners I, L.P., collectively, the “Holding Companies”), with respect to the Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”) of Jianpu Technology Inc., a Cayman Islands company (the “Issuer”).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G51390 105

1	Names of Reporting Persons James Qun Mi
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 57,775,200 ordinary shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 57,775,200 ordinary shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,775,200 ordinary shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.8%(2)
14	Type of Reporting Person (See Instructions) IN

(1)         Represents (i) 50,824,843 Class A Ordinary Shares held by Lightspeed China Partners I, L.P. and (ii) 6,950,357 Class A Ordinary Shares held by Lightspeed China Partners I-A, L.P. Each of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is a Cayman Islands limited partnership. The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. are controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. James Qun Mi is one of the managing directors of Lightspeed China Partners I GP, LLC and together with Mr. Ronald Cao, hold all shareholder voting rights in Lightspeed China Partners I GP, LLC.

(2)         The calculation is based on 420,023,797 ordinary shares outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the SEC on August 2, 2018, including (1) 317,592,002 Class A Ordinary Shares, (2) 102,471,795 Class B ordinary shares redesignated from the Issuer’s outstanding ordinary shares held by RONG360 Inc., assuming conversion of all Class B ordinary shares into the same number of Class A Ordinary Shares.

CUSIP No.	G51390 105

1	Names of Reporting Persons Lightspeed China Partners I GP, LLC
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 57,775,200 ordinary shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 57,775,200 ordinary shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,775,200 ordinary shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 13.8%(2)
14	Type of Reporting Person (See Instructions) CO

(1)         Represents (i) 50,824,843 Class A Ordinary Shares held by Lightspeed China Partners I, L.P. and (ii) 6,950,357 Class A Ordinary Shares held by Lightspeed China Partners I-A, L.P. Each of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is a Cayman Islands limited partnership. The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. are controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. James Qun Mi is one of the managing directors of Lightspeed China Partners I GP, LLC and together with Mr. Ronald Cao, hold all shareholder voting rights in Lightspeed China Partners I GP, LLC.

(2)         The calculation is based on 420,063,797 ordinary shares outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the SEC on August 2, 2018, including (1) 317,592,002 Class A Ordinary Shares, (2) 102,471,795 Class B ordinary shares redesignated from the Issuer’s outstanding ordinary shares held by RONG360 Inc., assuming conversion of all Class B ordinary shares into the same number of Class A Ordinary Shares.

CUSIP No.	G51390 105

1	Names of Reporting Persons Lightspeed China Partners I, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,824,843 ordinary shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 50,824,843 ordinary shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,824,843 ordinary shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.1%(2)
14	Type of Reporting Person (See Instructions) CO

(1)         Represents 50,824,843 Class A Ordinary Shares held by Lightspeed China Partners I, L.P. Lightspeed China Partners I, L.P. is a Cayman Islands limited partnership. The general partner of Lightspeed China Partners I, L.P. is Lightspeed China Partners I GP, LLC. Mr. James Qun Mi is a managing director and holds certain shareholder voting rights of Lightspeed China Partners I GP, LLC. .

(2)         The calculation is based on 420,063,797 ordinary shares outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the SEC on August 2, 2018, including (1) 317,592,002 Class A Ordinary Shares, (2) 102,471,795 Class B ordinary shares redesignated from the Issuer’s outstanding ordinary shares held by RONG360 Inc., assuming conversion of all Class B ordinary shares into the same number of Class A Ordinary Shares.

CUSIP No.	G51390 105

1	Names of Reporting Persons Lightspeed China Partners I-A, L.P.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,950,357 ordinary shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,950,357 ordinary shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,950,357 ordinary shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%(2)
14	Type of Reporting Person (See Instructions) CO

(1)         Represents 6,950,357 Class A Ordinary Shares held by Lightspeed China Partners I-A, L.P. Lightspeed China Partners I-A, L.P. is a Cayman Islands limited partnership. The general partner of Lightspeed China Partners I-A, L.P. is Lightspeed China Partners I GP, LLC. Mr. James Qun Mi is a managing director and holds certain shareholder voting rights of Lightspeed China Partners I GP, LLC.

(2)         The calculation is based on 420,063,797 ordinary shares outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the SEC on August 2, 2018, including (1) 317,592,002 Class A Ordinary Shares, (2) 102,471,795 Class B ordinary shares redesignated from the Issuer’s outstanding ordinary shares held by RONG360 Inc., assuming conversion of all Class B ordinary shares into the same number of Class A Ordinary Shares.

Item 1.         Security and Issuer.

This Schedule 13D relates to the Class A Ordinary Shares, par value US$0.0001 per share, including Class A Ordinary Shares represented by American depositary shares (the “ADSs”), each two representing five Class A Ordinary Shares, of the Issuer. The Issuer has also issued Class B ordinary shares, par value US$0.0001 per share. The ADSs are listed on the New York Stock Exchange (“NYSE”) under the symbol “JT.”

The principal executive offices of the Issuer are located at 21/F Internet Finance Center, Danling Street, Beijing, 100080, People’s Republic of China.

Item 2.         Identity and Background.

(a)—(c), (f)                                   This Schedule 13D is being jointly filed by James Qun Mi, Lightspeed China Partners I GP, LLC, Lightspeed China Partners I-A, L.P. and Lightspeed China Partners I-A, L.P. (the “Reporting Persons” and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the ordinary shares (including ordinary shares represented by the ADSs) held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. James Qun Mi is a director of the Issuer. Mr. James Qun Mi is a citizen of United States. The principal business address of Mr. James Qun Mi is Suite 2105, Platinum Building, 233 Tai Cang Road, Huangpu District, Shanghai 200020, People’s Republic of China.

Lightspeed China Partners I GP, LLC is a Cayman Islands limited company, whose managing directors are Mr. James Qun Mi and Mr. Ronald Cao and Mr. James Qun Mi and Mr. Ronald Cao hold all shareholder voting rights in Lightspeed China Partners I GP, LLC. Lightspeed China Partners I GP is a general partner of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. Each of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is a Cayman Islands limited partnership. The name, principal business address, present principal employment and citizenship of each director of Lightspeed China Partners I GP, LLC and the principal business address of each of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. are set forth in Schedule A hereto and are incorporated herein by reference.

(d), (e)             During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.         Purpose of Transaction.

Before its initial public offering, the Issuer has undertaken a corporate restructuring (the “Restructuring”), which entails the transfer of the platform business from the RONG360 Inc., a Cayman Islands exempted company, and its consolidated subsidiaries (excluding the Issuer, its subsidiaries and its consolidated variable interest entity) (the “RONG360”), to the subsidiaries and consolidated variable interest entity of the Issuer. Now the Issuer has completed the Restructuring and the existing shareholders of RONG360 becomes the Issuer’s shareholders through a distribution of our shares in proportion to RONG360’s current shareholding structure.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)—(b)  The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 420,063,797 ordinary shares outstanding as of July 31, 2018, as reported in the Form 6-K filed by the Issuer with the SEC on August 2, 2018, including (1) 317,592,002 Class A Ordinary Shares, (2) 102,471,795 Class B ordinary shares redesignated from the Issuer’s outstanding ordinary shares held by RONG360 Inc., assuming conversion of all Class B ordinary shares into the same number of Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one vote, and each Class B ordinary share will be entitled to ten votes. Each Class B ordinary share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B ordinary shares under any circumstances.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any ordinary shares or has the right to acquire any ordinary shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares which it may be deemed to beneficially own.

(c)  None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the ordinary shares during the past 60 days.

(d)  Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by any of the Reporting Persons.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement, dated August 24, 2018 by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2018

/s/ James Qun Mi
James Qun Mi

Lightspeed China Partners I GP, LLC

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Authorized Signatory

Lightspeed China Partners I, L.P.

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Authorized Signatory

Lightspeed China Partners I-A, L.P.

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Authorized Signatory

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS

Lightspeed China Partners I GP, LLC

The principal business address of the following individual is Suite 2105, Platinum Building, 233 Tai Cang Road, Huangpu District, Shanghai 200020, People’s Republic of China

Name	Country of Citizenship
Director:
James Qun Mi	United States
Ronald Cao	United States

Executive Officers:
None.	N/A

Lightspeed China Partners I, L.P.

The principal business address of the following individual is Suite 2105, Platinum Building, 233 Tai Cang Road, Huangpu District, Shanghai 200020, People’s Republic of China.

Lightspeed China Partners I-A, L.P.

The principal business address of the following individual is Suite 2105, Platinum Building, 233 Tai Cang Road, Huangpu District, Shanghai 200020, People’s Republic of China.